July 20, 2015

The Sit Mutual Funds are managed by Sit Investment Associates, Inc., which has been operating under the highest ethical and professional standards since it was founded in 1981 by Eugene C. Sit. We maintain an uncompromising commitment and adherence to our investment philosophy and style, while continually seeking ways to enhance our investment process.



Eugene Sit

Read about Sit Investment Associates & Sit Mutual Funds founder Eugene Sit.

Second Quarter Market Review

The final estimate of first quarter U.S. real GDP growth was −0.2%. Many of the Euro Area economies demonstrated continued improvement in the second quarter due to weaker currency, lower energy prices, and an accommodative monetary policy. Japan's recovery remains on track, and recent data indicate that economic growth in China may be stabilizing.

Both U.S. equity and fixed income markets struggled in the second quarter of 2015. The S&P 500 Index gained only +0.3% in the quarter, while taxable bonds declined −1.7% and municipal issues declined −0.9% for the quarter. International equity markets performed slightly better, increasing +0.6% for the quarter.

In domestic and international equity portfolios, Sit Investment Associates is maintaining holdings in diversified, high-quality, growth-oriented companies. Our domestic taxable fixed income portfolios and tax-exempt portfolios continue to shorten duration in anticipation of a flattening yield curve.

SECTOR SPOTLIGHT: HEALTHCARE
The Lifeblood for Growth Portfolio Performance

Health care companies are generating above-average revenue growth from the gradually improving economy and low inflation in the U.S, along with employment gains and the Affordable Care Act that add to the number of insured people and higher medical utilization. Internationally, the healthcare sector has experienced growth from increased medical products consumption in emerging markets and, due to a rebound in economic activity, higher medical utilization in developed markets.

The health care sector is also benefiting from greater pipeline productivity among therapeutic and device manufacturers. In the past few years, notable product introductions that address hepatitis C and various new oncology indications have led to higher average selling prices per course of therapy, leading to higher revenue growth among therapeutic manufacturers – a trend that is expected to continue in the foreseeable future. Medical device manufacturers have also benefited from new product innovations that have allowed them to treat increasingly complex cardiac and orthopedic cases. These innovations have also increased medical utilization and served to pare back industry pricing pressure. Medical service companies benefit from rising medical utilization, but also from structural changes associated with the Affordable Care Act. Managed care and peripheral industries are seeing increases in membership associated with the implementation of the law, while health care facilities are seeing uncompensated care fall as more people gain access to health insurance.

The three-year projected revenue growth rate for the health care sector is +6.0%, which exceeds all other S&P 500 sectors, while the sector's three-year earnings per share growth of 11.3% is eclipsed only by the consumer discretionary and financial sectors. The health care sector's three-year projected growth rate exceeds expectations for the S&P 500 Index by +3.3 percentage points. Despite this projected outperformance, the health care sector is selling just a bit higher than its 10-year relative average multiple to the S&P 500 Index on forward year earnings.

We see good value in carefully-selected biotechnology stocks, which exhibit stronger average earnings growth than the health care sector, and the market in general, driven by new product introductions. We also like medical device stocks, which benefit from rising utilization, new product introductions and industry consolidation. We are positive on health care services companies that help to manage the increasingly complex healthcare environment, while benefiting from secular growth trends associated with healthcare reform and an aging global population.

Manage Risk With Asset Allocation

Asset allocation is a very important part of risk management within an investment portfolio. By investing in multiple asset classes, such as stocks, bonds, real estate, etc., that do not have closely correlated returns, investors can lower the variability of the returns that their portfolio experience over time. After an allocation method has been selected, periodically rebalancing the portfolio becomes an integral component to this process.

Through different allocation and diversification strategies, it may be possible to create portfolios with reduced risk (as measured by return variability) that can produce more consistent returns. For example, the S&P 500® Index, which is often used as a proxy for U.S. large cap stocks, fluctuated in annual returns from a low of -37.00% (2008) to a high of 26.47% (2009) for the five years ended December 31, 2012, while the Barclays U.S. Aggregate Bond Index, a proxy for the U.S. taxable bond market, only fluctuated between +4.22% (2012) and +7.84% (2011) over the same time period. During the calendar year of 2008, a portfolio comprised of holdings from both indices would have experienced a smaller decline than one made up entirely of the S&P 500 Index. In 2012, investing only in bonds (as defined by the Barclays U.S. Aggregate Bond Index) would have produced a positive return of 4.22%, but adding stocks to the equation would have increased the return on a portfolio for that year.


Current Income
Stocks 30%
Bonds 70%
Income and Growth
Bonds 50%
Stocks 50%
Growth
Bonds 30%
Stocks 70%
High Growth
Bonds 20%
Stocks 80%
Lower Risk
Higher Risk

Read the full article "Manage Risk With Asset Allocations".

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Important Legal Information

The Sit Mutual Funds referred to in this site are offered and sold only to persons residing in the United States, and are offered by Prospectus only. By using this site you agree to our Terms of Use. Information in this site does not constitute an offer to sell, or a solicitation of an offer to buy shares of any Sit Mutual Funds. Shares of the Sit Mutual Funds will not be offered or sold to any person in any jurisdiction in which such offer, solicitation, purchase or sale would be unlawful under the securities laws of such jurisdiction. Mutual fund investing involves risk. Loss of principal is possible. For more information on any of our Funds, download a Prospectus from this site or call 800-332-5580 to have one sent to you. The Prospectus contains important information about a fund's investment objectives, risks, and charges and expenses, and should be read carefully before investing.



Balanced Fund

Ticker: SIBAX

Fund Type: Balanced

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Performance

Average Annual Returns as of 6/30/2015

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Balanced Fund	**-0.16%**	**6.86%**	**10.84%**	**11.03%**	**6.37%**	**6.96%**
S&P 500 Index	0.28	7.42	17.31	17.34	7.89	9.26
Barclays Aggregate Bond Index	-1.68	1.86	1.83	3.35	4.44	5.61

*Not Annualized; **Inception Date of 12/31/93

About the Fund

Net Assets (as of 6/30/2015):	$23 Million
Inception Date:	12/31/93
Lead Manager Tenure:	Since 1/1/98
Ticker Symbol:	SIBAX
Sit Fund Number:	9
CUSIP Number:	82980D-20-2
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000

Fund Management

Roger J. Sit

- 25 Years of industry experience.

Bryce A. Doty, CFA

- 25 Years of industry experience.

John M. Bernstein

- 22 Years of industry experience.

Click for Full Biographies

Fund Facts

- The Fund seeks long-term capital growth consistent with preservation of principal and seeks to provide shareholders with regular income.

Risk-Reward Spectrum


LOW RISK
LOW GROWTH POTENTIAL
HIGH RISK
HIGH GROWTH POTENTIAL

Top Five Stock Holdings

as of 6/30/2015

- Apple, Inc.
- Medtronic, PLC
- Visa, Inc.
- CVS Health Corp.
- PepsiCo, Inc.

The Sit Mutual Funds
Balanced Fund
Developing Markets Growth Fund
Dividend Growth Fund
Global Dividend Growth Fund
International Growth Fund
Large Cap Growth Fund
Mid Cap Growth Fund
Minnesota Tax-Free Income Fund
Quality Income Fund
Small Cap Dividend Growth Fund
Small Cap Growth Fund
Tax-Free Income Fund
U.S. Government Securities Fund
Investment Professionals
Service Professionals
Performance
Prices

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Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Balanced Fund



Ticker: SIBAX

Fund Type: Balanced

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Average Annual Returns
as of 6/30/2015

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Balanced Fund	**-0.16%**	**6.86%**	**10.84%**	**11.03%**	**6.37%**	**6.96%**
S&P 500 Index	0.28	7.42	17.31	17.34	7.89	9.26
Barclays Aggregate Bond Index	-1.68	1.86	1.83	3.35	4.44	5.61

*Not Annualized; **Inception Date of 12/31/93


Sit Balanced Fund
S&P 500 Index
Barclays Aggregate Bond Index
25%
20%
15%
10%
5%
0%
-5%
Three Month
One Year
Three Year
Five Year
Ten Year
Since Inception

Total Return by Calendar Year
as of 6/30/2015

	1994	1995	1996	1997	1998
Sit Balanced	**-0.33%**	**25.43%**	**15.80%**	**21.73%**	**21.30%**
S&P 500 Index	1.32	37.58	22.96	33.36	28.58
Barclays Aggregate Bond Index	-2.92	18.47	3.63	9.65	8.69
	1999	**2000**	**2001**	**2002**	**2003**
Sit Balanced	**20.15%**	**-4.80%**	**-12.99%**	**-18.59%**	**19.20%**
S&P 500 Index	21.04	-9.11	-11.88	-22.10	28.68
Barclays Aggregate Bond Index	-0.82	11.63	8.44	10.25	4.10
	2004	**2005**	**2006**	**2007**	**2008**
Sit Balanced	**9.22%**	**7.51%**	**7.88%**	**10.52%**	**-26.88%**
S&P 500 Index	10.88	4.91	15.80	5.50	-37.00
Barclays Aggregate Bond Index	4.34	2.43	4.33	6.97	5.24
	2009	**2010**	**2011**	**2012**	**2013**
Sit Balanced	**23.12%**	**10.51%**	**2.04%**	**9.95%**	**18.36%**
S&P 500 Index	26.47	15.06	2.11	16.00	32.39
Barclays Aggregate Bond Index	5.93	6.54	7.84	4.22	-2.02
	2014	**2015**			
Sit Balanced	**9.15%**	**1.96%**			
S&P 500 Index	13.69	1.23			
Barclays Aggregate Bond Index	5.97	-0.10			


Sit Balanced
S&P 500 Index
Barclays Capital Aggregate Bond Index
60%
40%
20%
0%
-20%
-40%
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015

Growth of $10,000
as of 6/30/2015


$24,000
$18,000
$12,000
$6,000
$0
1/1/2006
1/1/2008
1/1/2010
1/1/2012
1/1/2014
Sit Balanced Fund
S&P 500® Index
Barclays Aggregate B...

The chart above illustrates the total value of hypothetical $10,000 investment in the Fund over the past 10 years as compared to the performance of the S&P 500 Index and the Barclays Captial Aggregate Bond Index. Past performance does not guarantee future results. Returns include the reinvestment of distributions. The chart does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

1. S&P 500® Index is an unmanaged capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. It is not possible to invest directly in an index.

2. Barclays Aggregate Bond Index is an unmanaged market value-weighted index which measures the performance of investment grade debt securities with maturities of at least one year.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

The Sit Mutual Funds
- Balanced Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Global Dividend Growth Fund
- International Growth Fund
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Minnesota Tax-Free Income Fund
- Quality Income Fund
- Small Cap Dividend Growth Fund
- Small Cap Growth Fund
- Tax-Free Income Fund
- U.S. Government Securities Fund

Investment Professionals
Service Professionals
Performance
Prices

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Important Legal Information



Balanced Fund

Ticker: SIBAX

Fund Type: Balanced

Sector Allocation
as of 6/30/2015


Cash & Other Net Assets
3.3%
Bonds
33.8%
Stocks
62.9%

Top Stock Holdings
as of 6/30/2015

Top Five Stocks	% of Net Assets
Apple, Inc.	2.0%
Medtronic, PLC	1.9
Visa, Inc.	1.7
CVS Health Corp.	1.5
PepsiCo, Inc.	1.4
Number of Holdings: 219	Top Five Stock Holdings: 8.4%

Complete List of Holdings

Holdings as of June 30, 2015.

The Sit Mutual Funds
- Balanced Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Global Dividend Growth Fund
- International Growth Fund
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Minnesota Tax-Free Income Fund
- Quality Income Fund
- Small Cap Dividend Growth Fund
- Small Cap Growth Fund
- Tax-Free Income Fund
- U.S. Government Securities Fund

Investment Professionals
Service Professionals
Performance
Prices

Daily Prices
Account Access
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Important Legal Information



Developing Markets Growth Fund

Ticker: SDMGX

Fund Type: Emerging Markets

Performance

Average Annual Returns as of 6/30/2015

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Developing Markets Growth Fund	**0.75%**	**-7.64%**	**1.49%**	**1.97%**	**5.79%**	**4.06%**
MSCI Emerging Markets Index	-0.24	-7.47	1.23	1.16	5.57	3.42

*Not Annualized; **Inception Date of 7/1/94

About the Fund

Net Assets (as of 6/30/2015):	$9.2 Million
Inception Date:	7/1/94
Lead Manager Tenure:	Since 7/1/94
Ticker Symbol:	SDMGX
Sit Fund Number:	11
CUSIP Number:	82980D-40-0
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000

Fund Management

Roger J. Sit

- 25 Years of industry experience.

Raymond E. Sit

- 23 Years of industry experience.

Click for Full Biographies

Fund Facts

- The Fund seeks to maximize long-term capital appreciation.

Risk-Reward Spectrum


LOW RISK
LOW GROWTH POTENTIAL
HIGH RISK
HIGH GROWTH POTENTIAL

Top Five Stock Holdings

as of 6/30/2015

- Tencent Holdings, Ltd.
- Naspers, Ltd.
- Samsung Electronics Co., Ltd.
- Shinhan Financial Group Co., Ltd.
- Ambev SA, ADR

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Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Sit Developing Markets Growth Fund invests in international securities, which can involve different risks than U.S. investments. The risks include currency exchange fluctuations, high volatility, illiquidity and the possibility of political instability.



Developing Markets Growth Fund

Ticker: SDMGX

Fund Type: Emerging Markets

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Average Annual Returns
as of 6/30/2015

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Developing Markets Growth Fund	**0.75%**	**-7.64%**	**1.49%**	**1.97%**	**5.79%**	**4.06%**
MSCI Emerging Markets Index	-0.24	-7.47	1.23	1.16	5.57	3.42

*Not Annualized; **Inception Date of 7/1/94


10%
5%
0%
-5%
-10%
Sit Developing Markets Growth Fund
MSCI Emerging Markets Index
Three Month
One Year
Three Year
Five Year
Ten Year
Since Inception

Total Return by Calendar Year
as of 6/30/2015

	1994	1995	1996	1997	1998
Sit Developing Markets Growth Fund	**-2.02%**	**-4.29%**	**17.27%**	**-5.20%**	**-24.93%**
MSCI Emerging Markets Index	2.80	-6.94	3.92	-13.40	-27.52
	1999	2000	2001	2002	2003
Sit Developing Markets Growth Fund	**82.50%**	**-30.18%**	**-12.01%**	**-18.37%**	**45.96%**
MSCI Emerging Markets Index	63.70	-31.80	-4.91	-7.97	51.59
	2004	2005	2006	2007	2008
Sit Developing Markets Growth Fund	**16.54%**	**33.77%**	**31.59%**	**40.72%**	**-55.26%**
MSCI Emerging Markets Index	22.45	30.31	29.18	36.48	-54.48
	2009	2010	2011	2012	2013
Sit Developing Markets Growth Fund	**73.97%**	**14.53%**	**-18.48%**	**11.08%**	**0.59%**
MSCI Emerging Markets Index	74.50	16.36	-20.41	15.15	-4.98
	2014	2015			
Sit Developing Markets Growth Fund	**-7.79%**	**2.21%**			
MSCI Emerging Markets Index	-4.63	1.67			


125%
100%
75%
50%
25%
0%
-25%
-50%
-75%
Sit Developing Markets Growth Fund
MSCI Emerging Markets Index
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015

Growth of $10,000
as of 6/30/2015


$30,000
$22,500
$15,000
$7,500
$0
1/1/2006
1/1/2008
1/1/2010
1/1/2012
1/1/2014
Sit Developing Markets Growth Fund
MSCI Emerging Markets Index

The sum of $10,000 invested on and held until 6/30/2015 would have grown to $18,957 in the Fund or $17,933 in the MSCI Emerging Markets Index assuming reinvestment of all dividends and capital gains.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Sit Developing Markets Growth Fund invests in international securities, which can involve different risks than U.S. investments. The risks include currency exchange fluctuations, high volatility, illiquidity and the possibility of political instability.

The Sit Mutual Funds
Balanced Fund
Developing Markets Growth Fund
Dividend Growth Fund
Global Dividend Growth Fund
International Growth Fund
Large Cap Growth Fund
Mid Cap Growth Fund
Minnesota Tax-Free Income Fund
Quality Income Fund
Small Cap Dividend Growth Fund
Small Cap Growth Fund
Tax-Free Income Fund
U.S. Government Securities Fund
Investment Professionals
Service Professionals
Performance
Prices

Daily Prices
Account Access
Contact Us
Documents
Applications

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Developing Markets Growth Fund

Ticker: SDMGX

Fund Type: Emerging Markets

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Sector Allocation
as of 6/30/2015


Cash & Other Net Assets 2.0%
Finance 22.7%
Consumer Services 10.7%
Electronic Technology 10.1%
Consumer Non-Durables 9.0%
Communications 7.0%
Producer Manufacturing 6.6%
Retail Trade 6.4%
Technology Services 6.0%
Sectors Less Than 5.5% 19.5%

Portfolio Structure by Region
as of 6/30/2015


Asia
69.5%
68.0%
Latin America
15.6%
14.8%
Africa/Middle East
11.7%
9.5%
Europe
1.2%
7.7%
Cash & Other Net Assets
2.0%
0.0%
0 10 20 30 40 50 60 70 80
MSCI Emerging Markets Index
Sit Developing Markets Growth Fund

Top Stock Holdings
as of 6/30/2015

Company	% of Net Assets
Tencent Holdings, Ltd.	5.1%
Naspers, Ltd.	4.3
Samsung Electronics Co., Ltd.	3.7
Shinhan Financial Group Co., Ltd.	3.7
Ambev SA, ADR	3.6
China Life Insurance Co., Ltd., ADR	3.4
Embraer SA, ADR	3.4
ICICI Bank, Ltd., ADR	3.3
Taiwan Semiconductor Co.	2.6
China Construction Bank Corp.	2.6
Number of Holdings: 52	Top 10: 35.6%

Complete List of Holdings

Holdings as of June 30, 2015.

Daily Prices
Account Access
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The Sit Mutual Funds
- Balanced Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Global Dividend Growth Fund
- International Growth Fund
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Minnesota Tax-Free Income Fund
- Quality Income Fund
- Small Cap Dividend Growth Fund
- Small Cap Growth Fund
- Tax-Free Income Fund
- U.S. Government Securities Fund

Investment Professionals
Service Professionals
Performance
Prices



Dividend Growth Fund

I Class Ticker: SDVGX

S Class Ticker: SDVSX

Fund Type: Equity Income

Performance

Average Annual Returns as of 6/30/2015

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Dividend Growth Class I	**-0.62%**	**6.39%**	**15.29%**	**16.08%**	**9.52%**	**9.47%**
S&P 500 Index	0.28	7.42	17.31	17.34	7.89	7.71
Sit Dividend Growth Class S	**-0.68**	**6.13**	**15.00**	**15.80**	**n/a**	**8.61**
S&P 500 Index	0.28	7.42	17.31	17.34	n/a	7.42

*Not Annualized; **I Class Inception Date of 12/31/03, S Class Inception Date of 3/31/06.

About the Fund

I Class Net Assets (as of 6/30/2015):	$955.5 Million
S Class Net Assets (as of 6/30/2015):	$83 Million
Inception Date:	12/31/03
Lead Manager Tenure:	Since 12/31/03
I Class Ticker Symbol:	SDVGX
I Class Sit Fund Number:	15
I Class CUSIP Number:	82980D-70-7
I Class Minimum Investment Amount:	$100,000
I Class Minimum IRA Investment Amount:	$2,000
S Class Ticker Symbol:	SDVSX
S Class Sit Fund Number:	17
S Class CUSIP Number:	82980D-80-6
S Class Minimum Investment Amount:	$5,000
S Class Minimum IRA Investment Amount:	$2,000

Fund Facts

- The Fund primarily seeks to provide current income that exceeds the dividend yield of the S&P 500 Index and that grows over a period of years. Secondarily the Fund seeks long-term capital appreciation.

Risk-Reward Spectrum


LOWER RISK
LOWER RETURN
HIGHER RISK
HIGHER RETURN

Top Five Stock Holdings

as of 6/30/2015

- Medtronic, PLC
- Home Depot, Inc.
- Microsoft Corp.
- Apple, Inc.
- Honeywell International, Inc.

Fund Management

Roger J. Sit

- 25 Years of industry experience.

Kent L. Johnson, CFA

- 26 Years of industry experience.

Michael J. Stellmacher, CFA

- 23 Years of industry experience.

Click for Full Biographies

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

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Dividend Growth Fund

I Class Ticker: SDVGX

S Class Ticker: SDVSX

Fund Type: Equity Income

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Distribution Rate
as of 6/30/2015

	30-Day SEC Yield[1]	12-Month Distribution Rate [1]
Sit Dividend Growth Class I	**1.53%**	**1.36%**
Sit Dividend Growth Class S	**1.27%**	**1.10%**

Average Annual Returns
as of 6/30/2015

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Dividend Growth Class I	**-0.62%**	**6.39%**	**15.29%**	**16.08%**	**9.52%**	**9.47%**
S&P 500 Index	0.28	7.42	17.31	17.34	7.89	7.71
Sit Dividend Growth Class S	**-0.68**	**6.13**	**15.00**	**15.80**	**--**	**8.61**
S&P 500 Index	0.28	7.42	17.31	17.34	--	7.42

*Not Annualized; **I Class Inception Date of 12/31/03, S Class Inception Date of 3/31/06.


25%
20%
15%
10%
5%
0%
-5%
Sit Dividend Growth Class I
S&P 500 Index
Three Month
One Year
Three Year
Five Year
Ten Year
Since Inception

Total Return by Calendar Year
as of 6/30/2015

	2004	2005	2006	2007	2008
Sit Dividend Growth Class I	**10.91%**	**9.41%**	**18.29%**	**12.89%**	**-29.60%**
S&P 500 Index	10.88	4.91	15.80	5.50	-37.00
	2009	**2010**	**2011**	**2012**	**2013**
Sit Dividend Growth Class I	**25.59%**	**16.43%**	**3.29%**	**13.54%**	**28.18%**
S&P 500 Index	26.47	16.19	2.98	16.00	32.39
	2014	**2015**			
Sit Dividend Growth Class I	**12.12%**	**0.76%**			
S&P 500 Index	13.69	1.23			


40%
20%
0%
-20%
-40%
Sit Dividend Growth Class I
S&P 500 Index
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015

Growth of $10,000
as of 6/30/2015


$30,000
$22,500
$15,000
$7,500
$0
1/1/2006
1/1/2008
1/1/2010
1/1/2012
1/1/2014
Sit Dividend Growth Fund Class I
S&P 500® Index

The sum of $10,000 invested at inception (12/31/03) and held until 6/30/2015 would have grown to $25,542 in the Fund's Class I or $21,204 in the S&P 500 Index assuming reinvestment of all dividends and capital gains.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on net investment income distributed and the average NAV during the past 12 months. Accordingly the Fund's SEC yield and distribution rate may differ. Dividends are paid quarterly.

The Sit Mutual Funds
- Balanced Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Global Dividend Growth Fund
- International Growth Fund
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Minnesota Tax-Free Income Fund
- Quality Income Fund
- Small Cap Dividend Growth Fund
- Small Cap Growth Fund
- Tax-Free Income Fund
- U.S. Government Securities Fund

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Service Professionals
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Dividend Growth Fund

I Class Ticker: SDVGX

S Class Ticker: SDVSX

Fund Type: Equity Income

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Sector Allocation
as of 6/30/2015


Cash & Other Net Assets
0.4%
Health Technology
15.7%
Finance
15.2%
Retail Trade
9.2%
Producer Manufacturing
8.4%
Electronic Technology
8.3%
Consumer Non-Durables
6.1%
Technology Services
4.9%
Utilities
4.6%
Sectors Less Than 4.5%
27.2%

Top Stock Holdings
as of 6/30/2015

Company	% of Net Assets
Medtronic, PLC	3.1%
Home Depot, Inc.	2.6
Microsoft Corp.	2.4
Apple, Inc.	2.4
Honeywell International, Inc.	2.3
JPMorgan Chase & Co.	2.3
PepsiCo, Inc.	2.2
Verizon Communications, Inc.	2.0
Intel Corp.	1.8
Becton Dickinson and Co.	1.8
Number of Holdings: 91	Top 10: 23.1%

Complete List of Holdings

Holdings as of June 30, 2015.

The Sit Mutual Funds
Balanced Fund
Developing Markets Growth Fund
Dividend Growth Fund
Global Dividend Growth Fund
International Growth Fund
Large Cap Growth Fund
Mid Cap Growth Fund
Minnesota Tax-Free Income Fund
Quality Income Fund
Small Cap Dividend Growth Fund
Small Cap Growth Fund
Tax-Free Income Fund
U.S. Government Securities Fund
Investment Professionals
Service Professionals
Performance
Prices

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Global Dividend Growth Fund

I Class Ticker: GDGIX

S Class Ticker: GDGSX

Fund Type: Equity Income

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Performance

Average Annual Returns as of 6/30/2015

	Three Month*	One Year	Since Inception*
Sit Global Dividend Growth Class I	**0.59%**	**2.19%**	**9.84%**
Sit Global Dividend Growth Class S	**0.59**	**2.00**	**9.57**
MSCI World Index	0.31	1.43	8.14

*Not Annualized; **Inception Date of 9/30/08

About the Fund

I Class Net Assets (as of 6/30/2015):	$21.4 Million
S Class Net Assets (as of 6/30/2015):	$3.5 Million
Inception Date:	9/30/08
Lead Manager Tenure:	Since 9/30/08
I Class Ticker Symbol:	GDGIX
I Class Sit Fund Number:	20
I Class CUSIP Number:	82980D-88-9
I Class Minimum Investment Amount:	$100,000
I Class Minimum IRA Investment Amount:	$100,000
S Class Ticker Symbol:	GDGSX
S Class Sit Fund Number:	21
S Class CUSIP Number:	82980D-87-1
S Class Minimum Investment Amount:	$5,000
S Class Minimum IRA Investment Amount:	$2,000

Fund Management

Roger J. Sit
- 25 Years of industry experience.

Kent L. Johnson, CFA
- 26 Years of industry experience.

Raymond E. Sit
- 23 Years of industry experience.

Michael J. Stellmacher, CFA
- 23 Years of industry experience.

Tasha M. Murdoff
- 19 Years of industry experience.

Click for Full Biographies

Fund Facts

- The Fund primarily seeks to provide current income that exceeds the dividend yield of the MSCI World Index and that grows over a period of years. Secondarily the Fund seeks long-term capital appreciation.

Risk-Reward Spectrum


LOW RISK
LOW GROWTH POTENTIAL
HIGH RISK
HIGH GROWTH POTENTIAL

Top Five Stock Holdings

as of 6/30/2015

- Medtronic, PLC
- Roche Holding AG
- Seven & I Holdings Co., Ltd.
- BCE, Inc.
- Apple, Inc.

Daily Prices
Account Access
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Merging Strategies


Merging Strategies
Sit Global Dividend Growth Fund

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Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.



Global Dividend Growth Fund

I Class Ticker: GDGIX

S Class Ticker: GDGSX

Fund Type: International Equity Income

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Daily Prices
Account Access
Contact Us
Documents
Applications

Distribution Rate
as of 6/30/2015

	30-Day SEC Yield[1]	12-Month Distribution Rate [1]
Sit Global Dividend Growth Class I	**1.60%**	**1.29%**
Sit Global Dividend Growth Class S	**1.34%**	**1.10%**

Average Annual Returns
as of 6/30/2015

	Three Month*	One Year	Three Year	Since Inception**
Sit Global Dividend Growth Class I	**0.59%**	**2.19%**	**11.56%**	**9.84%**
Sit Global Dividend Growth Class S	**0.59**	**2.00**	**11.29**	**9.57**
MSCI World Index	0.31	1.43	14.27	8.14


Sit Global Dividend Growth Fund Class I
MSCI World Index
20%
15%
10%
5%
0%
3 Month
1 Year
3 Year
5 Year
Since Inception

Total Return by Calendar Year
as of 6/30/2015

	2008	2009	2010	2011	2012	2013
Sit Global Dividend Growth Class I	**-5.25%**	**24.65%**	**11.58%**	**-2.58%**	**13.61%**	**21.70%**
Sit Global Dividend Growth Class S	**-5.31**	**24.40**	**11.32**	**-2.89**	**13.35**	**21.43**
MSCI World Index	-21.11	28.67	12.21	-3.78	16.64	26.68

	2014	2015
Sit Global Dividend Growth Class I	**4.03%**	**2.04%**
Sit Global Dividend Growth Class S	**3.76**	**1.98**
MSCI World Index	4.94	2.63


Sit Global Dividend Growth Class I
MSCI World Index
40%
20%
0%
-20%
-40%
2008
2009
2010
2011
2012
2013
2014
2015

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on net investment income distributed and the average NAV during the past 12 months. Accordingly the Fund's SEC yield and distribution rate may differ. Dividends are paid quarterly.

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Global Dividend Growth Fund

I Class Ticker: GDGIX

S Class Ticker: GDGSX

Fund Type: Global Equity Income

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Sector Allocation
as of 6/30/2015


Cash & Other Net Assets
1.5%
Finance
15.2%
Health Technology
14.5%
Consumer Non-Durables
10.4%
Retail Trade
10.0%
Producer Manufacturing
9.4%
Electronic Technology
5.7%
Utilities
5.3%
Process Industries
5.2%
Sectors Less Than 5%
22.8%

Top Stock Holdings
as of 6/30/2015

Company	% of Net Assets
Medtronic, PLC	3.4%
Roche Holding AG	3.3
Seven & I Holdings Co., Ltd.	2.7
BCE, Inc.	2.5
Apple, Inc.	2.2
Nestle SA	2.2
Verizon Communications, Inc.	2.1
Barclays, PLC	2.0
Diageo, PLC, ADR	2.0
Cardinal Health, Inc.	2.0
Number of Holdings: 71	Top 10: 14.1%

Complete List of Holdings

Holdings as of June 30, 2015.

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The Sit Mutual Funds
- Balanced Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Global Dividend Growth Fund
- International Growth Fund
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Minnesota Tax-Free Income Fund
- Quality Income Fund
- Small Cap Dividend Growth Fund
- Small Cap Growth Fund
- Tax-Free Income Fund
- U.S. Government Securities Fund

Investment Professionals
Service Professionals
Performance
Prices



International Growth Fund

Ticker: SNGRX

Fund Type: International Large Cap Growth

Performance

Average Annual Returns as of 6/30/2015

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit International Growth Fund	**2.73%**	**-1.35%**	**9.94%**	**9.24%**	**4.49%**	**4.18%**
Morgan Stanley EAFE Growth Index	1.01	-1.33	12.11	10.09	5.80	4.31

*Not Annualized; **Inception Date of 11/1/91

About the Fund

Net Assets (as of 6/30/2015):	$22.5 Million
Inception Date:	11/1/91
Lead Manager Tenure:	Since 1/1/98
Ticker Symbol:	SNGRX
Sit Fund Number:	6
CUSIP Number:	82980D-10-3
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000

Fund Management

Roger J. Sit

- 25 Years of industry experience.

Tasha M. Murdoff

- 19 Years of industry experience.

Click for Full Biographies

Fund Facts

- The Fund seeks long-term growth.

Risk-Reward Spectrum


LOW RISK
LOW GROWTH POTENTIAL
HIGH RISK
HIGH GROWTH POTENTIAL

Top Five Stock Holdings

as of 6/30/2015

- Nestle SA
- Medtronic, PLC
- Diageo, PLC, ADR
- DS Smith, PLC
- Novartis AG

Daily Prices
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The Sit Mutual Funds
Balanced Fund
Developing Markets Growth Fund
Dividend Growth Fund
Global Dividend Growth Fund
International Growth Fund
Large Cap Growth Fund
Mid Cap Growth Fund
Minnesota Tax-Free Income Fund
Quality Income Fund
Small Cap Dividend Growth Fund
Small Cap Growth Fund
Tax-Free Income Fund
U.S. Government Securities Fund
Investment Professionals
Service Professionals
Performance
Prices

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Sit International Growth Fund invests in international securities, which can involve different risks than U.S. investments. The risks include currency exchange fluctuations, high volatility, illiquidity and the possibility of political instability.



The Sit Mutual Funds
- Balanced Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Global Dividend Growth Fund
- International Growth Fund
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Minnesota Tax-Free Income Fund
- Quality Income Fund
- Small Cap Dividend Growth Fund
- Small Cap Growth Fund
- Tax-Free Income Fund
- U.S. Government Securities Fund

Investment Professionals
Service Professionals
Performance
Prices

International Growth Fund

Ticker: SNGRX

Fund Type: International Large Cap Growth

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Average Annual Returns
as of 6/30/2015

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit International Growth Fund	**2.73%**	**-1.35%**	**9.94%**	**9.24%**	**4.49%**	**4.18%**
MSCI EAFE Growth Index	1.01	-1.33	12.11	10.09	5.80	4.31

*Not Annualized; **Inception Date of 11/1/91


20%
10%
0%
-10%
Sit International Growth Fund
MSCI EAFE Growth Index
Three Month
One Year
Three Year
Five Year
Ten Year
Since Inception

Total Return by Calendar Year
as of 6/30/2015

	1991	1992	1993	1994	1995	1996
Sit International Growth Fund	**4.10%**	**2.69%**	**48.37%**	**-2.99%**	**9.36%**	**10.31%**
MSCI EAFE Growth Index	1.41	-13.01	25.14	4.52	11.38	3.46
	1997	**1998**	**1999**	**2000**	**2001**	**2002**
Sit International Growth Fund	**4.81%**	**18.95%**	**50.77%**	**-26.66%**	**-33.26%**	**-29.84%**
MSCI EAFE Growth Index	2.11	22.21	29.46	-24.51	-24.58	-16.02
	2003	**2004**	**2005**	**2006**	**2007**	**2008**
Sit International Growth Fund	**28.70%**	**12.97%**	**14.67%**	**18.19%**	**16.08%**	**-44.99%**
MSCI EAFE Growth Index	31.99	16.12	13.28	22.33	16.45	-42.70
	2009	**2010**	**2011**	**2012**	**2013**	**2014**
Sit International Growth Fund	**27.65%**	**9.51%**	**-10.80%**	**18.79%**	**17.56%**	**-7.88%**
MSCI EAFE Growth Index	29.36	12.25	-12.11	16.86	22.55	-4.43
	2015					
Sit International Growth Fund	**9.02%**					
MSCI EAFE Growth Index	6.91					


60%
40%
20%
0%
-20%
-40%
-60%
Sit International Growth Fund
MSCI EAFE Growth Index
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015

Growth of $10,000
as of 6/30/2015


$20,000
$15,000
$10,000
$5,000
$0
1/1/2006
1/1/2008
1/1/2010
1/1/2012
1/1/2014
Sit International Growth Fund
MSCI EAFE Growth Index

The sum of $10,000 invested on and held until 6/30/2015 would have declined to $15,134 in the Fund or $17,268 in the MSCI EAFE Growth Index assuming reinvestment of all dividends and capital gains.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Sit International Growth Fund invests in international securities, which can involve different risks than U.S. investments. The risks include currency exchange fluctuations, high volatility, illiquidity and the possibility of political instability.

Daily Prices
Account Access
Contact Us
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International Growth Fund

Ticker: SNGRX

Fund Type: International Large Cap Growth

Sector Allocation
as of 6/30/2015


Cash & Other Net Assets 1.7%
Health Technology 15.3%
Sectors less than 5% 18.5%
Finance 14.1%
Retail Trade 5.1%
Commercial Services 5.5%
Electronic Technology 6.5%
Consumer Non-Durables 13.4%
Process Industries 7.8%
Producer Manufacturing 12.1%

Portfolio Structure by Region
as of 6/30/2015


Europe
66.8%
66.1%
Asia
25.4%
33.4%
Other
6.1%
0.5%
Cash & Other Net Assets
1.7%
0.0%
MSCI EAFE Growth Index
Sit International Growth Fund
0
10
20
30
40
50
60
70
80

Top Stock Holdings
as of 6/30/2015

Company	% of Net Assets
Nestle SA	3.0%
Medtronic, PLC	2.5
Diageo, PLC, ADR	2.5
DS Smith, PLC	2.2
Novartis AG	2.2
Siemens AG	2.2
British American Tobacco, PLC	2.2
Seven & I Holdings Co., Ltd.	2.1
ING Groep NV	2.1
Barclays, PLC	2.0
Number of Holdings: 72	Top 10: 22.8%

Complete List of Holdings

Holdings as of June 30, 2015.

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Important Legal Information

The Sit Mutual Funds referred to in this site are offered and sold only to persons residing in the United States, and are offered by Prospectus only. By using this site you agree to our Terms of Use. Information in this site does not constitute an offer to sell, or a solicitation of an offer to buy shares of any Sit Mutual Funds. Shares of the Sit Mutual Funds will not be offered or sold to any person in any jurisdiction in which such offer, solicitation, purchase or sale would be unlawful under the securities laws of such jurisdiction. Mutual fund investing involves risk. Loss of principal is possible. For more information on any of our Funds, download a Prospectus from this site or call 800-332-5580 to have one sent to you. The Prospectus contains important information about a fund's investment objectives, risks, and charges and expenses, and should be read carefully before investing.



Large Cap Growth Fund

Ticker: SNIGX

Fund Type: Large Cap Growth

Performance

Average Annual Returns as of 6/30/2015

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Large Cap Growth Fund	**0.85%**	**10.62%**	**15.79%**	**15.56%**	**7.91%**	**10.04%**
Russell 1000® Growth Index	0.12	10.56	17.99	18.59	9.10	11.11

*Not Annualized; **Inception Date of 9/2/82

About the Fund

Net Assets (as of 6/30/2015):	$144.8 Million
Inception Date:	9/2/82
Lead Manager Tenure:	Since 1/1/98
Ticker Symbol:	SNIGX
Sit Fund Number:	2
CUSIP Number:	829797-10-9
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000

Fund Management

Roger J. Sit

- 25 Years of industry experience.

Ronald D. Sit, CFA

- 30 Years of industry experience.

Michael J. Stellmacher, CFA

- 23 Years of industry experience.

Click for Full Biographies

Fund Facts

- The Fund seeks to maximize long-term capital appreciation.

Risk-Reward Spectrum


LOW RISK
LOW GROWTH POTENTIAL
HIGH RISK
HIGH GROWTH POTENTIAL

Top Five Stock Holdings

as of 6/30/2015

- Apple, Inc.
- Google, Inc.
- Medtronic, PLC
- Gilead Sciences, Inc.
- Visa, Inc.

The Sit Mutual Funds
Balanced Fund
Developing Markets Growth Fund
Dividend Growth Fund
Global Dividend Growth Fund
International Growth Fund
Large Cap Growth Fund
Mid Cap Growth Fund
Minnesota Tax-Free Income Fund
Quality Income Fund
Small Cap Dividend Growth Fund
Small Cap Growth Fund
Tax-Free Income Fund
U.S. Government Securities Fund
Investment Professionals
Service Professionals
Performance
Prices

Daily Prices
Account Access
Contact Us
Documents
Applications

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Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.



The Sit Mutual Funds
Balanced Fund
Developing Markets Growth Fund
Dividend Growth Fund
Global Dividend Growth Fund
International Growth Fund
Large Cap Growth Fund
Mid Cap Growth Fund
Minnesota Tax-Free Income Fund
Quality Income Fund
Small Cap Dividend Growth Fund
Small Cap Growth Fund
Tax-Free Income Fund
U.S. Government Securities Fund
Investment Professionals
Service Professionals
Performance
Prices

Large Cap Growth Fund

Ticker: SNIGX

Fund Type: Large Cap Growth

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Average Annual Returns
as of 6/30/2015

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Large Cap Growth Fund	**0.85%**	**10.62%**	**15.79%**	**15.56%**	**7.91%**	**10.04%**
Russell 1000® Growth Index	0.12	10.56	17.99	18.59	9.10	11.11

*Not Annualized; **Inception Date of 9/2/82


Sit Large Cap Growth Fund
Russell 1000® Growth Index
20%
15%
10%
5%
0%
Three Month
One Year
Three Year
Five Year
Ten Year
Since Inception

Total Return by Calendar Year
as of 6/30/2015

	1981	1982	1983	1984	1985	1986	1987
Sit Large Cap Growth Fund	**4.90%**	**36.18%**	**12.94%**	**5.44%**	**23.48%**	**21.83%**	**5.32%**
Russell 1000® Growth Index	4.23	24.45	15.98	-0.95	32.85	15.36	5.31
	1988	**1989**	**1990**	**1991**	**1992**	**1993**	**1994**
Sit Large Cap Growth Fund	**5.33%**	**32.02%**	**-2.37%**	**32.72%**	**4.94%**	**3.15%**	**2.83%**
Russell 1000® Growth Index	11.27	35.92	-0.26	41.16	5.01	2.90	2.66
	1995	**1996**	**1997**	**1998**	**1999**	**2000**	**2001**
Sit Large Cap Growth Fund	**31.66%**	**23.05%**	**31.70%**	**30.56%**	**33.41%**	**-13.84%**	**-27.70%**
Russell 1000® Growth Index	37.18	23.12	30.48	38.72	33.16	-22.43	-20.42
	2002	**2003**	**2004**	**2005**	**2006**	**2007**	**2008**
Sit Large Cap Growth Fund	**-30.58%**	**26.34%**	**12.79%**	**9.59%**	**9.54%**	**14.14%**	**-34.10%**
Russell 1000® Growth Index	-27.89	29.76	6.30	5.27	9.08	11.81	-38.44
	2009	**2010**	**2011**	**2012**	**2013**	**2014**	**2015**
Sit Large Cap Growth Fund	**28.14%**	**10.79%**	**-0.53%**	**13.96%**	**29.21%**	**10.97%**	**3.74%**
Russell 1000® Growth Index	37.21	16.71	2.64	15.26	33.48	13.05	3.96


Sit Large Cap Growth Fund
Russell 1000® Growth Index
60%
40%
20%
0%
-20%
-40%
1981
1983
1985
1987
1989
1991
1993
1995
1997
1999
2001
2003
2005
2007
2009
2011
2013
2015

Growth of $10,000
as of 6/30/2015


$24,000
$18,000
$12,000
$6,000
$0
1/1/2006
1/1/2008
1/1/2010
1/1/2012
1/1/2014
Sit Large Cap Growth Fund
Russell 1000® Growth Index

The sum of $10,000 invested on and held until 6/30/2015 would have declined to $21,617 in the Fund or $23,490 in the Russell 1000® Growth Index assuming reinvestment of all dividends and capital gains.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

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Large Cap Growth Fund

Ticker: SNIGX

Fund Type: Large Cap Growth

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Sector Allocation
as of 6/30/2015


Cash & Other Net Assets 1.2%
Technology Services 16.7%
Sectors Less than 4.2% 19.7%
Health Services 4.2%
Health Technology 16.6%
Consumer Non-Durables 5.0%
Consumer Services 7.7%
Electronic Technology 11.7%
Producer Manufacturing 8.2%
Retail Trade 9.0%

Top Stock Holdings
as of 6/30/2015

Company	% of Net Assets
Apple, Inc.	5.5%
Google, Inc.	4.0
Medtronic, PLC	3.0
Gilead Sciences, Inc.	2.9
Visa, Inc.	2.5
Home Depot, Inc.	2.4
CVS Health Corp.	2.4
Microsoft Corp.	2.4
PepsiCo, Inc.	2.2
Allergan, PLC	2.0
Number of Holdings: 80	Top 10: 29.3%

Complete List of Holdings

Holdings as of June 30, 2015.

The Sit Mutual Funds
Balanced Fund
Developing Markets Growth Fund
Dividend Growth Fund
Global Dividend Growth Fund
International Growth Fund
Large Cap Growth Fund
Mid Cap Growth Fund
Minnesota Tax-Free Income Fund
Quality Income Fund
Small Cap Dividend Growth Fund
Small Cap Growth Fund
Tax-Free Income Fund
U.S. Government Securities Fund
Investment Professionals
Service Professionals
Performance
Prices

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Important Legal Information

The Sit Mutual Funds referred to in this site are offered and sold only to persons residing in the United States, and are offered by Prospectus only. By using this site you agree to our Terms of Use. Information in this site does not constitute an offer to sell, or a solicitation of an offer to buy shares of any Sit Mutual Funds. Shares of the Sit Mutual Funds will not be offered or sold to any person in any jurisdiction in which such offer, solicitation, purchase or sale would be unlawful under the securities laws of such jurisdiction. Mutual fund investing involves risk. Loss of principal is possible. For more information on any of our Funds, download a Prospectus from this site or call 800-332-5580 to have one sent to you. The Prospectus contains important information about a fund's investment objectives, risks, and charges and expenses, and should be read carefully before investing.



Mid Cap Growth Fund

Ticker: NBNGX

Fund Type: Mid Cap Growth

Performance

Average Annual Returns as of 6/30/2015

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Mid Cap Growth Fund	**0.45%**	**9.52%**	**16.41%**	**16.55%**	**8.69%**	**12.04%**
Russell Midcap® Growth Index	-1.14	9.45	19.24	18.69	9.69	--

*Not Annualized; **Inception Date of 9/2/82

About the Fund

Net Assets (as of 6/30/2015):	$171.9 Million
Inception Date:	9/2/82
Lead Manager Tenure:	Since 9/2/82
Ticker Symbol:	NBNGX
Sit Fund Number:	1
CUSIP Number:	829796-10-1
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000

Fund Facts

- The Fund seeks to maximize long-term capital appreciation.

Risk-Reward Spectrum


LOW RISK
LOW GROWTH POTENTIAL
HIGH RISK
HIGH GROWTH POTENTIAL

Fund Management

Roger J. Sit

- 25 Years of industry experience.

Kent L. Johnson, CFA

- 26 Years of industry experience.

Robert W. Sit, CFA

- 23 Years of industry experience.

Click for Full Biographies

Top Five Stock Holdings

as of 6/30/2015

- Skyworks Solutions, Inc.
- Allergan, PLC
- Avago Technologies, Ltd.
- Acadia Healthcare Co., Inc.
- TJX Cos., Inc.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Sit Mid Cap Growth Fund primarily invests in stocks of small-and mid-sized companies. Such companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies.

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The Sit Mutual Funds
Balanced Fund
Developing Markets Growth Fund
Dividend Growth Fund
Global Dividend Growth Fund
International Growth Fund
Large Cap Growth Fund
Mid Cap Growth Fund
Minnesota Tax-Free Income Fund
Quality Income Fund
Small Cap Dividend Growth Fund
Small Cap Growth Fund
Tax-Free Income Fund
U.S. Government Securities Fund
Investment Professionals
Service Professionals
Performance
Prices

Mid Cap Growth Fund

Ticker: NBNGX

Fund Type: Mid Cap Growth

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Average Annual Returns
as of 6/30/2015

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Mid Cap Growth Fund	**0.45%**	**9.52%**	**16.41%**	**16.55%**	**8.69%**	**12.04%**
Russell Midcap® Growth Index	-1.14	9.45	19.24	18.69	9.69	N/A

*Not Annualized; **Inception Date of 9/2/82


25%
20%
15%
10%
5%
0%
-5%
Sit Mid Cap Growth Fund
Russell Mid Cap™ Growth Index
Three Month
One Year
Three Year
Five Year
Ten Year
Since Inception

Total Return by Calendar Year
as of 6/30/2015

	1981	1982	1983	1984	1985	1986	1987
Sit Mid Cap Growth Fund	**6.10%**	**64.15%**	**26.75%**	**-3.20%**	**43.65%**	**10.33%**	**5.50%**
Russell Midcap® Growth Index	N/A	N/A	N/A	N/A	N/A	17.55	2.76
	1988	**1989**	**1990**	**1991**	**1992**	**1993**	**1994**
Sit Mid Cap Growth Fund	**9.77%**	**35.15%**	**-2.04%**	**65.50%**	**-2.14%**	**8.55%**	**-0.47%**
Russell Midcap® Growth Index	12.92	31.49	-5.13	47.03	8.71	11.19	-2.16
	1995	**1996**	**1997**	**1998**	**1999**	**2000**	**2001**
Sit Mid Cap Growth Fund	**33.64%**	**21.87%**	**17.70%**	**6.84%**	**70.65%**	**-4.35%**	**-33.39%**
Russell Midcap® Growth Index	33.98	17.48	22.54	17.87	51.29	-11.75	-20.15
	2002	**2003**	**2004**	**2005**	**2006**	**2007**	**2008**
Sit Mid Cap Growth Fund	**-34.64%**	**38.51%**	**17.02%**	**15.27%**	**9.56%**	**18.87%**	**-45.34%**
Russell Midcap® Growth Index	-27.41	42.71	15.48	12.10	10.65	11.44	-44.32
	2009	**2010**	**2011**	**2012**	**2013**	**2014**	**2015**
Sit Mid Cap Growth Fund	**-34.64%**	**27.10%**	**-6.53%**	**18.36**	**33.42%**	**6.01%**	**5.92%**
Russell Midcap® Growth Index	-27.41	26.38	-1.65	15.81	35.74	11.90	4.18


75%
50%
25%
0%
-25%
-50%
Sit Mid Cap Growth Fund
Russell Mid-Cap™ Growth Index
1981
1982
1983
1984
1985
1986
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015

Growth of $10,000
as of 6/30/2015


$30,000
$22,500
$15,000
$7,500
$0
1/1/2006
1/1/2008
1/1/2010
1/1/2012
1/1/2014
Sit Mid Cap Growth Fund
Russell 1000® Growth Index

The sum of $10,000 invested on and held until 6/30/2015 would have declined to $23,436 in the Fund or $25,643 in the Russell Mid Cap® Growth Index assuming reinvestment of all dividends and capital gains.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Sit Mid Cap Growth Fund primarily invests in stocks of small-and mid-sized companies. Such companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies.

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Mid Cap Growth Fund

Ticker: NBNGX

Fund Type: Mid Cap Growth

Sector Allocation
as of 6/30/2015


Cash & Other Net Assets
1.5%
Health Technology
11.9%
Electronic Technology
10.2%
Finance
9.7%
Technology Services
9.4%
Retail Trade
8.5%
Producer Manufacturing
7.5%
Consumer Services
6.4%
Health Services
5.8%
Sectors Less Than 5.5%
29.1%

Top Stock Holdings
as of 6/30/2015

Company	% of Net Assets
Skyworks Solutions, Inc.	3.1%
Allergan, PLC	2.6
Avago Technologies, Ltd.	2.2
Acadia Healthcare Co., Inc.	2.2
TJX Cos., Inc.	2.1
Ecolab, Inc.	2.1
Ultimate Software Group, Inc.	1.9
Snap-On, Inc.	1.8
Macy's, Inc.	1.7
Ulta Salon Cosmetics & Fragrance, Inc.	1.6
Number of Holdings: 94	Top 10: 21.2%

Complete List of Holdings

Holdings as of June 30, 2015.

The Sit Mutual Funds
- Balanced Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Global Dividend Growth Fund
- International Growth Fund
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Minnesota Tax-Free Income Fund
- Quality Income Fund
- Small Cap Dividend Growth Fund
- Small Cap Growth Fund
- Tax-Free Income Fund
- U.S. Government Securities Fund

Investment Professionals
Service Professionals
Performance
Prices

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Minnesota Tax-Free Income Fund

Ticker: SMTFX

Fund Type: Minnesota Municipal Debt

Performance

Average Annual Returns as of 6/30/2015

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Minnesota Tax-Free Income Fund	**-0.60%**	**3.53%**	**3.23%**	**4.86%**	**4.40%**	**4.90%**
Barclays 5-Yr Municipal Bond Index	-0.17	1.48	1.91	3.06	3.95	4.57

*Not Annualized; **Inception Date of 12/1/93

About the Fund

Net Assets (as of 6/30/2015):	$429.1 Million
Inception Date:	12/1/93
Lead Manager Tenure:	Since 12/1/93
Ticker Symbol:	SMTFX
Sit Fund Number:	7
CUSIP Number:	82979K-10-0
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000

Fund Facts

- The Fund seeks high current income that is exempt from federal regular income tax and Minnesota regular personal income tax consistent with preservation of capital.
- Lead portfolio manager has been at the helm of this Fund since inception over 12 years ago.

Risk-Reward Spectrum


LOW RISK
LOW GROWTH POTENTIAL
HIGH RISK
HIGH GROWTH POTENTIAL

Fund Management

Michael C. Brilley

- 47 Years of industry experience.

Debra A. Sit, CFA

- 33 Years of industry experience.

Paul J. Jungquist, CPA, CFA

- 20 Years of industry experience.

Click for Full Biographies

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Support Minnesota Communities



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Performance Table

View the quarterly performance of the Fund.





Minnesota Tax-Free Income Fund

Ticker: SMTFX

Fund Type: Minnesota Municipal Debt

Overview | Performance | Holdings | Expenses | Management | How to Invest

Daily Prices
Account Access
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Applications

Yields and Durations

as of 6/30/2015

	30-Day SEC Yield	Tax Equivalent Yield[1]	12-Month Distribution Rate	Average Maturity	Duration to Est. Avg. Life [2]
Sit Minnesota Tax-Free Income	**2.89%**	**5.66%**	**3.38%**	**15.8 Years**	**4.6 Years**

Average Annual Returns

as of 6/30/2015

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Minnesota Tax-Free Income Fund	**-0.60%**	**3.53%**	**3.23%**	**4.86%**	**4.40%**	**4.90%**
Barclays 5-Yr Municipal Bond Index	-0.17	1.48	1.91	3.06	3.95	4.57

*Not Annualized; **Inception Date of 12/1/93


10%
5%
0%
-5%
Sit Minnesota Tax-Free Income Fund
Barclays Capital 5-Yr Municipal Bond Index
Three Month
One Year
Three Year
Five Year
Ten Year
Since Inception

Total Return by Calendar Year

as of 6/30/2015

	1993	1994	1995	1996	1997	1998
Sit Minnesota Tax-Free Income Fund	**1.60%**	**0.63%**	**11.90%**	**5.89%**	**8.19%**	**6.14%**
Barclays 5-Year Municipal Bond Index	1.46	-1.28	11.65	4.22	6.38	5.84
	1999	**2000**	**2001**	**2002**	**2003**	**2004**
Sit Minnesota Tax-Free Income Fund	**-3.82%**	**8.09%**	**5.85%**	**7.06%**	**4.42%**	**3.68%**
Barclays 5-Year Municipal Bond Index	0.74	7.72	6.21	9.27	4.13	2.72
	2005	**2006**	**2007**	**2008**	**2009**	**2010**
Sit Minnesota Tax-Free Income Fund	**4.44%**	**4.92%**	**1.04%**	**-10.75%**	**22.04%**	**3.18%**
Barclays 5-Year Municipal Bond Index	0.95	3.34	5.15	5.78	7.40	3.40
	2011	**2012**	**2013**	**2014**	**2015**	
Sit Minnesota Tax-Free Income Fund	**10.64%**	**7.24%**	**-3.10%**	**9.91%**	**0.59%**	
Barclays 5-Year Municipal Bond Index	6.93	2.97	0.81	3.19	0.59	


25%
20%
15%
10%
5%
0%
-5%
-10%
-15%
Sit Minnesota Tax-Free Income Fund
Barclays Capital 5-Year Municipal Bond Index
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015

Growth of $10,000

as of 6/30/2015


$30,000
$24,000
$18,000
$12,000
$6,000
$0
Sit Minnesota Tax-Free Income F...
Barclays 5-Year Muni Bond Index

The sum of $10,000 invested at inception (12/1/93) and held until 6/30/2015 would have grown to $28,068 in the Fund or $26,242 in the Barclays 5-Year Municipal Bond Index assuming reinvestment of all dividends and capital gains.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

(1) For individuals in the 43.4% federal tax bracket and 7.85% MN tax brackets.

(2) Duration is a measure which reflects estimated price sensitivity to given change in interest rates. For example, for an interest rate change of 1.0%, a portfolio with a duration of 5 years would be expected to experience a price change of 5%. Estimated average life duration is based on current interest rates and the Adviser's assumptions regarding the expected average life of individual securities held in the portfolio. Implied duration is calculated based on historical price changes of securities held by the Fund. The Adviser believes that the portfolio implied duration is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. If interest rates exceed the historical range, the estimated average life duration may be a more accurate estimate of price sensitivity.

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Minnesota Tax-Free Income Fund

Ticker: SMTFX

Fund Type: Minnesota Municipal Debt

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Sector Allocation

as of 6/30/2015


Cash & Other Net Assets
4.8%
Multi Family Mortgage
22.8%
Single Family Mortgage
16.1%
Hospital / Health Care
15.5%
Education/Student Loan
12.4%
Other Revenue
7.1%
Municipal Lease
5.3%
Utility
4.7%
General Obligation
2.7%
Sectors less than 2.5%
8.6%

Quality Ratings

(% of Total Net Assets)

as of 6/30/2015


Other Assets and Liabilities
4.8%
AAA
6.3%
AA
25.1%
A
20.8%
BBB
9.1%
Less Than BBB
2.3%
Not Rated*
31.6%

Lower of Moody's, S&P, Fitch or Duff & Phelps ratings used.

	AAA	AA	A	BBB	BB	>BB
*Assessment of Non-Rated Securities	0.0%	2.1%	0.7%	9.1%	19.7%	0.0%

Complete List of Holdings

Holdings as of June 30, 2015.

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The Sit Mutual Funds
- Balanced Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Global Dividend Growth Fund
- International Growth Fund
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Minnesota Tax-Free Income Fund
- Quality Income Fund
- Small Cap Dividend Growth Fund
- Small Cap Growth Fund
- Tax-Free Income Fund
- U.S. Government Securities Fund

Investment Professionals
Service Professionals
Performance
Prices

Quality Income Fund

Ticker: SQIFX

Fund Type: Government/Corporate

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Performance

Average Annual Returns as of 6/30/2015

	Three Month*	One Year	Since Inception**
Sit Quality Income Fund	**0.00%**	**0.07%**	**0.48%**
Barclays U.S. 1-3 Year Gov't/Credit Index	0.14	0.93	0.86

*Not Annualized; **Inception Date of 12/31/12

About the Fund

Net Assets (as of 6/30/2015):	$82.5 Million
Inception Date:	12/31/12
Lead Manager Tenure:	Since 2012
Ticker Symbol:	SQIFX
Sit Fund Number:	22
CUSIP Number:	82979K-50-6
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000

Fund Facts

- The Fund seeks high current income and safety of principal.
- Lead portfolio manager has been at the helm of this Fund since inception.

Risk-Reward Spectrum


LOW RISK
LOW GROWTH POTENTIAL
HIGH RISK
HIGH GROWTH POTENTIAL

Fund Management

Michael C. Brilley
- 47 Years of industry experience.

Bryce A. Doty, CFA
- 25 Years of industry experience.

Mark H. Book, CFA, CMA
- 29 Years of industry experience.

Christopher M. Rasmussen, CFA
- 14 Years of industry experience.

Click for Full Biographies

Notes

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Daily Prices
Account Access
Contact Us
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Important Legal Information

The Sit Mutual Funds referred to in this site are offered and sold only to persons residing in the United States, and are offered by Prospectus only. By using this site you agree to our Terms of Use. Information in this site does not constitute an offer to sell, or a solicitation of an offer to buy shares of any Sit Mutual Funds. Shares of the Sit Mutual Funds will not be offered or sold to any person in any jurisdiction in which such offer, solicitation, purchase or sale would be unlawful under the securities laws of such jurisdiction. Mutual fund investing involves risk. Loss of principal is possible. For more information on any of our Funds, download a Prospectus from this site or call 800-332-5580 to have one sent to you. The Prospectus contains important information about a fund's investment objectives, risks, and charges and expenses, and should be read carefully before investing.



Quality Income Fund

Ticker: SQIFX

Fund Type: Government/Corporate

Yields and Durations
as of 6/30/2015

	30-Day SEC Yield	Average Maturity	Effective Duration[1]
Sit Quality Income Fund	**1.32%**	**9.1 Years**	**0.0 Years**

Average Annual Returns
as of 6/30/2015

	Three Month*	One Year	Since Inception**
Sit Quality Income Fund	**0.00%**	**0.07%**	**0.48%**
Barclays U.S. 1-3 Year Gov't/Credit Index	0.14	0.93	0.86

*Not Annualized; **Inception Date of 6/2/87


Sit Quality Income Fund
Barclays U.S. 1-3 Year Gov't/Credit Index
2%
1%
0%
-1%
Three Month
One Year
Since Inception

Total Return by Calendar Year
as of 6/30/2015

	2013	2014	2015
Sit Quality Income Fund	**0.58%**	**0.68%**	**-0.04%**
Barclays U.S. 1-3 Year Gov't/Credit Index	0.64	0.77	0.72


Sit Quality Income Fund
Barclays U.S. 1-3 Year Gov't/Credit Index
5%
4%
3%
2%
1%
0%
-1%
2013
2014
2015

Growth of $10,000
as of 6/30/2015


$11,000
$10,500
$10,000
$9,500
$9,000
1/1/2013
4/1/2013
7/1/2013
10/1/2013
1/1/2014
Sit Quality Income Fund
Barclays U.S. 1-3 Year Gov't/Credit Index

The sum of $10,000 invested at inception (12/31/13) and held until 6/30/2015 would have grown to $10,121 in the Fund or $10,215 in the Barclays U.S. 1-3 Year Gov't/Credit Index assuming reinvestment of all dividends and capital gains.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

(1) Effective duration is a measure which reflects estimated price sensitivity to a given change in interest rates. For example, for an interest rate change of 1.0%, a portfolio with a duration of 5 years would be expected to experience a price change of 5%. Effective duratin is based on current interest rates and the Adviser's assumptions regarding the expected average life of individual securities held in the portfolio.

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Important Legal Information

The Sit Mutual Funds referred to in this site are offered and sold only to persons residing in the United States, and are offered by Prospectus only. By using this site you agree to our Terms of Use. Information in this site does not constitute an offer to sell, or a solicitation of an offer to buy shares of any Sit Mutual Funds. Shares of the Sit Mutual Funds will not be offered or sold to any person in any jurisdiction in which such offer, solicitation, purchase or sale would be unlawful under the securities laws of such jurisdiction. Mutual fund investing involves risk. Loss of principal is possible. For more information on any of our Funds, download a Prospectus from this site or call 800-332-5580 to have one sent to you. The Prospectus contains important information about a fund's investment objectives, risks, and charges and expenses, and should be read carefully before investing.



Quality Income Fund

Ticker: SQIFX

Fund Type: Government/Corporate

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Sector Allocation
as of 6/30/2015


Taxable Municipal (Agy-Backed) 2.5%
Cash & Other Net Assets 4.1%
Taxable Municipal 6.6%
CMO (non-agency) 8.0%
U.S. Treasury/Federal Agency 37.3%
Mortgage Pass-Through (Agy.) 11.0%
Asset-Backed (non-agency) 14.5%
Corporate Bonds 16.0%

Complete List of Holdings

Holdings as of June 30, 2015.

The Sit Mutual Funds
- Balanced Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Global Dividend Growth Fund
- International Growth Fund
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Minnesota Tax-Free Income Fund
- Quality Income Fund
- Small Cap Dividend Growth Fund
- Small Cap Growth Fund
- Tax-Free Income Fund
- U.S. Government Securities Fund

Investment Professionals

Service Professionals

Performance

Prices

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Important Legal Information

The Sit Mutual Funds referred to in this site are offered and sold only to persons residing in the United States, and are offered by Prospectus only. By using this site you agree to our Terms of Use. Information in this site does not constitute an offer to sell, or a solicitation of an offer to buy shares of any Sit Mutual Funds. Shares of the Sit Mutual Funds will not be offered or sold to any person in any jurisdiction in which such offer, solicitation, purchase or sale would be unlawful under the securities laws of such jurisdiction. Mutual fund investing involves risk. Loss of principal is possible. For more information on any of our Funds, download a Prospectus from this site or call 800-332-5580 to have one sent to you. The Prospectus contains important information about a fund's investment objectives, risks, and charges and expenses, and should be read carefully before investing.



Small Cap Dividend Growth Fund

I Class Ticker: SSCDX

S Class Ticker: SDFSX

Fund Type: Equity Income

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Performance

Average Annual Returns as of 6/30/2015

	Three Month*	Since Inception*
Sit Dividend Growth Class I	**-0.40%**	**-0.40%**
Sit Dividend Growth Class S	**-0.40**	**-0.40**
Russell 2000 Index	0.42	0.42

*Not Annualized, Inception Date of 3/31/15.

About the Fund

Inception Date:	3/31/15
Lead Manager Tenure:	Since 3/31/15
I Class Ticker Symbol:	SSCDX
I Class Sit Fund Number:	23
I Class CUSIP Number:	82980D-86-3
I Class Minimum Investment Amount:	$100,000
I Class Minimum IRA Investment Amount:	$2,000
S Class Ticker Symbol:	SDFSX
S Class Sit Fund Number:	24
S Class CUSIP Number:	82980D-85-5
S Class Minimum Investment Amount:	$5,000
S Class Minimum IRA Investment Amount:	$2,000

Fund Facts

- The Fund primarily seeks to provide current income that exceeds the Fund's benchmark index and that grows over a period of years. Secondarily the Fund seeks long-term capital appreciation.

Risk-Reward Spectrum


LOWER RISK
LOWER RETURN
HIGHER RISK
HIGHER RETURN

Fund Management

Roger J. Sit

- 25 Years of industry experience.

Kent L. Johnson, CFA

- 26 Years of industry experience.

Michael T. Manns

- 28 Years of industry experience.

Robert W. Sit

- 23 Years of industry experience.

Click for Full Biographies

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

The Sit Mutual Funds
- Balanced Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Global Dividend Growth Fund
- International Growth Fund
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Minnesota Tax-Free Income Fund
- Quality Income Fund
- Small Cap Dividend Growth Fund
- Small Cap Growth Fund
- Tax-Free Income Fund
- U.S. Government Securities Fund

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Small Cap Dividend Growth Fund

I Class Ticker: SSCDX

S Class Ticker: SDFSX

Fund Type: Equity Income

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Performance

Average Annual Returns as of 6/30/2015

	Three Month*	Since Inception*
Sit Dividend Growth Class I	**-0.40%**	**-0.40%**
Sit Dividend Growth Class S	**-0.40**	**-0.40**
Russell 2000 Index	0.42	0.42

*Not Annualized, Inception Date of 3/31/15.


Sit Small Cap Dividend Growth Fund
Russell 2000 Index
2%
1%
0%
-1%
Three Month
Since Inception

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Sit Small Cap Dividend Growth Fund primarily invests in stocks of small-and mid-sized companies. Such companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies.

The Sit Mutual Funds
- Balanced Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Global Dividend Growth Fund
- International Growth Fund
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Minnesota Tax-Free Income Fund
- Quality Income Fund
- Small Cap Dividend Growth Fund
- Small Cap Growth Fund
- Tax-Free Income Fund
- U.S. Government Securities Fund

Investment Professionals
Service Professionals
Performance
Prices

Daily Prices
Account Access
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Important Legal Information

The Sit Mutual Funds referred to in this site are offered and sold only to persons residing in the United States, and are offered by Prospectus only. By using this site you agree to our Terms of Use. Information in this site does not constitute an offer to sell, or a solicitation of an offer to buy shares of any Sit Mutual Funds. Shares of the Sit Mutual Funds will not be offered or sold to any person in any jurisdiction in which such offer, solicitation, purchase or sale would be unlawful under the securities laws of such jurisdiction. Mutual fund investing involves risk. Loss of principal is possible. For more information on any of our Funds, download a Prospectus from this site or call 800-332-5580 to have one sent to you. The Prospectus contains important information about a fund's investment objectives, risks, and charges and expenses, and should be read carefully before investing.



Small Cap Dividend Growth Fund

I Class Ticker: SSCDX

S Class Ticker: SDFSX

Fund Type: Equity Income

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Sector Allocation
as of 6/30/2015


Cash & Other Net Assets
3.3%
Finance
20.5%
Producer Manufacturing
8.3%
Consumer Services
7.6%
Process Industries
7.3%
Retail Trade
6.9%
Consumer Durables
6.7%
Commercial Services
5.9%
Transportation
4.5%
Sectors Less Than 4.5%
29.0%

Top Stock Holdings
as of 6/30/2015

Company	% of Net Assets
Snap-On, Inc.	1.8%
STERIS Corp.	1.8
Alaska Air Group, Inc.	1.7
Ryder System, Inc.	1.6
Physicians Realty Trust	1.6
East West Bancorp, Inc.	1.5
Dunkin' Brands Group, Inc.	1.5
PacWest Bancorp	1.5
Brinker International, Inc.	1.5
Thor Industries, Inc.	1.5
Number of Holdings: 94	Top 10: 15.9%

Complete List of Holdings

Holdings as of June 30, 2015.

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The Sit Mutual Funds
- Balanced Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Global Dividend Growth Fund
- International Growth Fund
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Minnesota Tax-Free Income Fund
- Quality Income Fund
- Small Cap Dividend Growth Fund
- Small Cap Growth Fund
- Tax-Free Income Fund
- U.S. Government Securities Fund

Investment Professionals
Service Professionals
Performance
Prices

Important Legal Information



Small Cap Growth Fund

Ticker: SSMGX

Fund Type: Small Cap Growth

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Performance

Average Annual Returns As of 6/30/2015

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Small Cap Growth	**1.95%**	**10.38%**	**15.56%**	**16.69%**	**9.34%**	**11.12%**
Russell 2000® Growth Index	1.98	12.34	20.11	19.33	9.86	8.29

*Not Annualized; **Inception Date of 7/1/94

About the Fund

Net Assets (as of 6/30/2015):	$103.8 Million
Inception Date:	7/1/94
Lead Manager Tenure:	Since 7/1/94
Ticker Symbol:	SSMGX
Sit Fund Number:	10
CUSIP Number:	82980D-30-1
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000

Fund Facts

- The Fund seeks to maximize long-term capital appreciation.

Risk-Reward Spectrum


LOW RISK
LOW GROWTH POTENTIAL
HIGH RISK
HIGH GROWTH POTENTIAL

Fund Management

Roger J. Sit

- 25 Years of industry experience.

Kent L. Johnson, CFA

- 26 Years of industry experience.

Robert W. Sit, CFA

- 23 Years of industry experience.

Michael J. Stellmacher, CFA

- 23 Years of industry experience.

Click for Full Biographies

Top Five Stock Holdings

as of 6/30/2015

- Skyworks Solutions, Inc.
- Ultimate Software Group, Inc.
- Acadia Healthcare Co., Inc.
- Synaptics, Inc.
- Snap-On, Inc.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Sit Small Cap Growth Fund primarily invests in stocks of small-and mid-sized companies. Such companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies.

The Sit Mutual Funds
- Balanced Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Global Dividend Growth Fund
- International Growth Fund
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Minnesota Tax-Free Income Fund
- Quality Income Fund
- Small Cap Dividend Growth Fund
- Small Cap Growth Fund
- Tax-Free Income Fund
- U.S. Government Securities Fund

Investment Professionals
Service Professionals
Performance
Prices

Daily Prices
Account Access
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Small Cap Growth Fund

Ticker: SSMGX

Fund Type: Small Cap Growth

Average Annual Returns
as of 6/30/2015

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Small Cap Growth Fund	**1.95%**	**10.38%**	**15.56%**	**16.69%**	**9.34%**	**11.12%**
Russell 2000® Growth Index	1.98	12.34	20.11	19.33	9.86	8.29

*Not Annualized; **Inception Date of 7/1/94


Sit Small Cap Growth Fund
Russell 2000® Growth Index
25%
20%
15%
10%
5%
0%
Three Month
One Year
Three Year
Five Year
Ten Year
Since Inception

Total Return by Calendar Year
as of 6/30/2015

	1994	1995	1996	1997	1998	1999	2000
Sit Small Cap Growth Fund	**11.57%**	**52.16%**	**14.97%**	**7.63%**	**1.97%**	**108.63%**	**6.25%**
Russell 2000® Growth Index	8.52	31.04	11.26	12.94	1.24	43.10	-22.44
	2001	**2002**	**2003**	**2004**	**2005**	**2006**	**2007**
Sit Small Cap Growth Fund	**-28.19%**	**-26.22%**	**34.57%**	**6.79%**	**18.52%**	**7.99%**	**20.43%**
Russell 2000® Growth Index	-9.24	-30.27	48.53	14.31	4.15	13.34	7.05
	2008	**2009**	**2010**	**2011**	**2012**	**2013**	**2014**
Sit Small Cap Growth Fund	**-42.96%**	**33.06%**	**27.28%**	**-0.23%**	**14.40%**	**35.66%**	**1.46%**
Russell 2000® Growth Index	-38.54	34.47	29.09	-2.91	14.59	43.30	5.60
	2015						
Sit Small Cap Growth Fund	**8.35%**						
Russell 2000® Growth Index	8.74						


Sit Small Cap Growth Fund
Russell 2000® Growth Index
125%
100%
75%
50%
25%
0%
-25%
-50%
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015

Growth of $10,000
as of 6/30/2015


$30,000
$22,500
$15,000
$7,500
$0
1/1/2006
1/1/2008
1/1/2010
1/1/2012
1/1/2014
Sit Small Cap Growth Fund
Russel 2000® Growth Index

The sum of $10,000 invested on and held until 6/30/2015 would have declined to $25,346 in the Fund or $24,682 in the Russell 2000® Growth Index assuming reinvestment of all dividends and capital gains.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Sit Small Cap Growth Fund primarily invests in stocks of small-and mid-sized companies. Such companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies.

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Important Legal Information



Small Cap Growth Fund

Ticker: SSMGX

Fund Type: Small Cap Growth

Sector Allocation
as of 6/30/2015


Cash & Other Net Assets
1.3%
Health Technology
16.4%
Technology Services
12.3%
Electronic Technology
9.6%
Health Services
8.2%
Finance
8.1%
Producer Manufacturing
7.5%
Consumer Durables
5.2%
Retail Trade
4.8%
Sectors less than 4.8%
26.6%

Top Stock Holdings
as of 6/30/2015

Company	% of Net Assets
Skyworks Solutions, Inc.	3.1%
Ultimate Software Group, Inc.	2.1
Acadia Healthcare Co., Inc.	2.1
Synaptics, Inc.	2.1
Snap-On, Inc.	2.0
First Republic Bank/CA	1.9
Celgene Corp.	1.9
Dealertrack Technologies, Inc.	1.8
Signature Bank/New York NY	1.7
Affiliated Managers Group, Inc.	1.7
Number of Holdings: 100	Top 10: 20.4%

Complete List of Holdings

Holdings as of June 30, 2015.

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The Sit Mutual Funds
Balanced Fund
Developing Markets Growth Fund
Dividend Growth Fund
Global Dividend Growth Fund
International Growth Fund
Large Cap Growth Fund
Mid Cap Growth Fund
Minnesota Tax-Free Income Fund
Quality Income Fund
Small Cap Dividend Growth Fund
Small Cap Growth Fund
Tax-Free Income Fund
U.S. Government Securities Fund
Investment Professionals
Service Professionals
Performance
Prices



Tax-Free Income Fund

Ticker: SNTIX

Fund Type: General Municipal Debt

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Performance

Average Annual Returns as of 6/30/2015

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Tax-Free Income Fund	**-1.54%**	**4.06%**	**4.17%**	**5.32%**	**3.95%**	**5.31%**
Barclays 5-Yr Municipal Bond Index	-0.17	1.48	1.91	3.06	3.85	5.30

*Not Annualized; **Inception Date of 9/29/88

Fund Facts

- The Fund seeks high current income that is exempt from federal income tax consistent with preservation of capital.
- Lead portfolio manager has been at the helm of this Fund since inception over 18 years ago.

About the Fund

Net Assets (as of 6/30/2015):	$163.2 Million
Inception Date:	9/29/88
Lead Manager Tenure:	Since 9/29/88
Ticker Symbol:	SNTIX
Sit Fund Number:	4
CUSIP Number:	829799-10-5
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000

Risk-Reward Spectrum


LOW RISK
LOW GROWTH POTENTIAL
HIGH RISK
HIGH GROWTH POTENTIAL

Fund Management

Michael C. Brilley

- 47 Years of industry experience.

Debra A. Sit, CFA

- 33 Years of industry experience.

Paul J. Jungquist, CPA, CFA

- 20 Years of industry experience.

Click for Full Biographies

Notes

Performance listed above is current to the most recent quarter-end. Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

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Tax-Free Income


Sit Tax-Free Income Fund

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Performance Table

View the quarterly performance of the Fund.



Important Legal Information



Tax-Free Income Fund

Ticker: SNTIX

Fund Type: General Municipal Debt

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The Sit Mutual Funds
Balanced Fund
Developing Markets Growth Fund
Dividend Growth Fund
Global Dividend Growth Fund
International Growth Fund
Large Cap Growth Fund
Mid Cap Growth Fund
Minnesota Tax-Free Income Fund
Quality Income Fund
Small Cap Dividend Growth Fund
Small Cap Growth Fund
Tax-Free Income Fund
U.S. Government Securities Fund
Investment Professionals
Service Professionals
Performance
Prices

Yields and Durations
as of 6/30/2015

30-Day SEC Yield	Tax Equivalent Yield[1]	12-Month Distribution Rate	Average Maturity	Duration to Estimated Average Life [2]
3.27%	**5.78%**	**3.78%**	**17 Years**	**5.7 Years**

Average Annual Returns
as of 6/30/2015

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Tax-Free Income Fund	**-1.54%**	**4.06%**	**4.17%**	**5.32%**	**3.95%**	**5.31%**
Barclays 5-Yr Municipal Bond Index	-0.17	1.48	1.91	3.06	3.95	5.30

*Not Annualized; **Inception Date of 9/29/88


10%
5%
0%
-5%
Sit Tax-Free Income Fund
Barclays 5-Yr Municipal Bond Index
Three Month
One Year
Three Year
Five Year
Ten Year
Since Inception

Total Return by Calendar Year
as of 6/30/2015

	1988	1989	1990	1991	1992	1993	1994
Sit Tax-Free Income Fund	**2.19%**	**8.38%**	**7.29%**	**9.25%**	**7.71%**	**10.42%**	**-0.63%**
Barclays 5-Year Municipal Bond Index	0.66	9.07	7.70	11.41	7.62	8.73	-1.28
	1995	**1996**	**1997**	**1998**	**1999**	**2000**	**2001**
Sit Tax-Free Income Fund	**12.86%**	**5.69%**	**9.87%**	**6.29%**	**-4.01%**	**8.32%**	**5.84%**
Barclays 5-Year Municipal Bond Index	11.65	4.22	6.38	5.84	0.74	7.72	6.21
	2002	**2003**	**2004**	**2005**	**2006**	**2007**	**2008**
Sit Tax-Free Income Fund	**5.69%**	**2.87%**	**3.96%**	**3.30%**	**3.54%**	**0.26%**	**-15.77%**
Barclays 5-Year Municipal Bond Index	9.27	4.13	2.72	0.95	3.34	5.15	5.78
	2009	**2010**	**2011**	**2012**	**2013**	**2014**	**2015**
Sit Tax-Free Income Fund	**22.42%**	**2.49%**	**10.73%**	**9.93%**	**-4.46%**	**14.60%**	**-0.64%**
Barclays 5-Year Municipal Bond Index	7.40	3.40	6.93	2.97	0.81	3.19	0.59


25%
20%
15%
10%
5%
0%
-5%
-10%
-15%
-20%
Sit Tax-Free Income Fund
Barclays Capital 5-Year Municipal Bond Index
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015

Growth of $10,000
as of 6/30/2015


$50,000
$37,500
$25,000
$12,500
$0
1/1/1990
1/1/1995
1/1/2000
1/1/2005
1/1/2010
1/1/2015
Sit Tax-Free Income Fund
Barclays Capital 5-Year Municipal Bond index

The sum of $10,000 invested at inception (9/29/88) and held until 6/30/2015 would have grown to $39,895 in the Fund or $39,873 in the Barclays 5-Year Municipal Bond Index assuming reinvestment of all dividends and capital gains.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

(1) For individuals in the 43.4% federal tax bracket.

(2) Duration is a measure which reflects estimated price sensitivity to given change in interest rates. For example, for an interest rate change of 1.0%, a portfolio with a duration of 5 years would be expected to experience a price change of 5%. Estimated average life duration is based on current interest rates and the Adviser's assumptions regarding the expected average life of individual securities held in the portfolio. Implied duration is calculated based on historical price changes of securities held by the Fund. The Adviser believes that the portfolio implied duration is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. If interest rates exceed the historical range, the estimated average life duration may be a more accurate estimate of price sensitivity.

Important Legal Information



Tax-Free Income Fund

Ticker: SNTIX

Fund Type: General Municipal Debt

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Sector Allocation
as of 6/30/2015


Cash Equivalents
5.1%
Sectors less than 5%
7.5%
Single Family Mortgage
21.8%
Hospital / Health Care
5.4%
Investment Companies
6.0%
General Obligation
6.3%
Multi Family Mortgage
19.0%
Insured
7.9%
Education/Student Loan
8.6%
Other Revenue
12.4%

Quality Ratings
(% of Total Net Assets)

as of 6/30/2015


Other Assets & Liabilities
5.1%
AAA
11.1%
Non-Rated
20.9%
AA
27.5%
Less Than BBB
4.2%
BBB
5.8%
A
25.4%

Lower of Moody's, S&P, Fitch or Duff & Phelps ratings used.

	AAA	AA	A	BBB	BB	>BB
*Assessment of Non-Rated Securities	0.0%	1.4%	0.2%	1.8%	12.7%	4.8%

Complete List of Holdings

Holdings as of June 30, 2015.

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The Sit Mutual Funds
Balanced Fund
Developing Markets Growth Fund
Dividend Growth Fund
Global Dividend Growth Fund
International Growth Fund
Large Cap Growth Fund
Mid Cap Growth Fund
Minnesota Tax-Free Income Fund
Quality Income Fund
Small Cap Dividend Growth Fund
Small Cap Growth Fund
Tax-Free Income Fund
U.S. Government Securities Fund
Investment Professionals
Service Professionals
Performance
Prices

Important Legal Information

The Sit Mutual Funds referred to in this site are offered and sold only to persons residing in the United States, and are offered by Prospectus only. By using this site you agree to our Terms of Use. Information in this site does not constitute an offer to sell, or a solicitation of an offer to buy shares of any Sit Mutual Funds. Shares of the Sit Mutual Funds will not be offered or sold to any person in any jurisdiction in which such offer, solicitation, purchase or sale would be unlawful under the securities laws of such jurisdiction. Mutual fund investing involves risk. Loss of principal is possible. For more information on any of our Funds, download a Prospectus from this site or call 800-332-5580 to have one sent to you. The Prospectus contains important information about a fund's investment objectives, risks, and charges and expenses, and should be read carefully before investing.



U.S. Government Securities Fund

Ticker: SNGVX

Fund Type: General U.S. Government

Performance

Average Annual Returns as of 6/30/2015

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit U.S. Government Securities Fund	**-0.08%**	**1.93%**	**0.57%**	**1.73%**	**3.52%**	**5.69%**
Barclays Intermediate Government Index	-0.43	1.79	0.90	2.06	3.67	5.88

*Not Annualized; **Inception Date of 6/2/87

About the Fund

Net Assets (as of 6/30/2015):	$584.4 Million
Inception Date:	6/2/87
Lead Manager Tenure:	Since 6/2/87
Ticker Symbol:	SNGVX
Sit Fund Number:	3
CUSIP Number:	829800-10-1
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000

Fund Facts

- The Fund seeks high current income and safety of principal
- Lead portfolio manager has been at the helm of this Fund since inception over 19 years ago.

Risk-Reward Spectrum


LOW RISK
LOW GROWTH POTENTIAL
HIGH RISK
HIGH GROWTH POTENTIAL

Fund Management

Michael C. Brilley

- 47 Years of industry experience.

Bryce A. Doty, CFA

- 25 Years of industry experience.

Mark H. Book, CFA, CMA

- 29 Years of industry experience.

Click for Full Biographies

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

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2013 Report of Organization Actions Affecting Basis of Securities - Form 8937

Performance Table

View the quarterly performance of the Fund.



Important Legal Information



U.S. Government Securities Fund

Ticker: SNGVX

Fund Type: General U.S. Government

Yields and Durations

as of 6/30/2015

	30-Day SEC Yield	12-Month Distribution Rate	Average Maturity	Effective Duration[1]
Sit U.S. Government Securities Fund	**2.67%**	**1.91%**	**18.9 Years**	**0.9 Years**

Average Annual Returns

as of 6/30/2015

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit U.S. Government Securities Fund	**-0.08%**	**1.93%**	**0.57%**	**1.73%**	**3.52%**	**5.69%**
Barclays Intermediate Government Bond Index	-0.43	1.79	0.90	2.06	3.67	5.88

*Not Annualized; **Inception Date of 6/2/87


10%
5%
0%
-5%
Sit U.S. Government Securities Fund
Barclays Intermediate Government Bond Index
Three Month
One Year
Three Year
Five Year
Ten Year
Since Inception

Total Return by Calendar Year

as of 6/30/2015

	1987	1988	1989	1990	1991	1992
Sit U.S. Government Securities Fund	**6.05%**	**7.86%**	**11.04%**	**10.97%**	**12.87%**	**5.43%**
Barclays Intermediate Government Bond Index	4.47	6.40	12.68	9.56	14.11	6.93
	1993	**1994**	**1995**	**1996**	**1997**	**1998**
Sit U.S. Government Securities Fund	**7.34%**	**1.77%**	**11.50%**	**4.99%**	**8.19%**	**6.52%**
Barclays Intermediate Government Bond Index	8.17	-1.75	14.41	4.06	7.72	8.49
	1999	**2000**	**2001**	**2002**	**2003**	**2004**
Sit U.S. Government Securities Fund	**1.37%**	**9.15%**	**8.56%**	**5.79%**	**1.19%**	**3.35%**
Barclays Intermediate Government Bond Index	0.49	10.47	8.42	9.64	2.29	2.33
	2005	**2006**	**2007**	**2008**	**2009**	**2010**
Sit U.S. Government Securities Fund	**2.49%**	**4.13%**	**6.92%**	**5.13%**	**7.78%**	**4.91%**
Barclays Intermediate Government Bond Index	1.68	3.84	8.47	10.43	-0.32	4.98
	2011	**2012**	**2013**	**2014**	**2015**	
Sit U.S. Government Securities Fund	**2.72%**	**2.67%**	**-2.08%**	**2.22%**	**0.70%**	
Barclays Intermediate Government Bond Index	6.08	1.73	-1.25	2.52	0.82	


16%
12%
8%
4%
0%
-4%
Sit U.S. Government Securities Fund
Barclays Capital Intermediate Government Bond Index
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015

Growth of $10,000

as of 6/30/2015


$60,000
$45,000
$30,000
$15,000
$0
1/1/1990
1/1/1995
1/1/2000
1/1/2005
1/1/2010
1/1/2015
Sit U.S. Government Securities Fund
Barclays Intermediate Government Bond Index

The sum of $10,000 invested at inception (6/2/87) and held until 6/30/2015 would have grown to $47,383 in the Fund or $49,855 in the Barclays Intermediate Government Bond Index assuming reinvestment of all dividends and capital gains.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

(1) Effective duration is a measure which reflects estimated price sensitivity to a given change in interest rates. For example, for an interest rate change of 1.0%, a portfolio with a duration of 5 years would be expected to experience a price change of 5%. Effective duratin is based on current interest rates and the Adviser's assumptions regarding the expected average life of individual securities held in the portfolio.

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U.S. Government Securities Fund

Ticker: SNGVX

Fund Type: General U.S. Government

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Sector Allocation
as of 6/30/2015


SBA Pass-Through
1.1%
U.S. Treasury/Federal Agy.
1.2%
Cash & Other Net Assets
4.5%
Asset-Backed
3.3%
FHLMC Pass-Through
7.8%
GNMA Pass-Through
12.3%
CMO
49.4%
FNMA Pass-Through
20.4%

Estimated Average Life Profile
as of 6/30/2015


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
4.5%
92.6%
1.7%
0.0%
1.2%
0-1 Year
1-5 Years
5-10 Years
10-20 Years
20+ Years

Complete List of Holdings

Holdings as of June 30, 2015.

Daily Prices
Account Access
Contact Us
Documents
Applications

Search

Go

E-Mail Updates

Enter your e-mail address to receive information about the Sit Mutual Funds.

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Open an Account

It's easy to open an account. Prospectuses and applications are available online.

The Sit Mutual Funds
- Balanced Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Global Dividend Growth Fund
- International Growth Fund
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Minnesota Tax-Free Income Fund
- Quality Income Fund
- Small Cap Dividend Growth Fund
- Small Cap Growth Fund
- Tax-Free Income Fund
- U.S. Government Securities Fund

Investment Professionals
Service Professionals
Performance
Prices

Important Legal Information